QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON FEBRUARY 14, 2003

    QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                                                         Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                         No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on February 14, 2003 (#08/03)

February 14, 2003	08/03
For immediate release	Page 1 of 5

QUEBECOR WORLD ADOPTS NEW CORPORATE GOVERNANCE PRACTICES

Montreal, Canada — Quebecor World Inc. announced today that its Board of Directors has approved and adopted various new or revised corporate governance practices following the comprehensive review of its corporate governance undertaken in 2002. These new and revised corporate governance practices were adopted by the Board of Directors in order to best comply with the proposed TSX Disclosure and Continued Listing Requirements and Guidelines (and other Canadian securities legislation) as well as the NYSE proposed Corporate Governance Listing Standards, the Sarbanes-Oxley Act and other US securities legislation to which the Company is subject.

"The Board of Directors considers good corporate governance practices an important factor in the overall success of Quebecor World Inc.," said the Right Honourable Brian Mulroney, Chairman of the Board of Quebecor World Inc. Mr. Mulroney added, "The new corporate governance practices adopted by the Board of Directors are the result of an extensive review conducted by the Company of its current practices and of the Board of Director's desire that Quebecor World preserve and adhere to the highest standards of corporate governance."

Consequently, the Board of Directors of Quebecor World, at its meeting held on February 3, 2003, approved and adopted the following corporate governance practices:

•
The Board of Directors adopted a formal mandate for its Board of Directors, which will be effective immediately following Quebecor World's next annual meeting of shareholders to be held on April 2, 2003. Assuming the election as directors of the persons proposed in management's Proxy Circular at the next annual meeting of shareholders, the Board of Directors will be comprised of a majority of individuals who qualify as unrelated and independent directors, as determined by the Board, and a majority of directors who do not have interests in or relationships with either Quebecor World or Quebecor Inc. (Quebecor World's controlling shareholder). The Board of Directors will be specifically responsible for the supervision of the management of Quebecor World's business and affairs, with the objective of increasing shareholder value. Although Quebecor World's management will conduct the Company's day-to-day operations, the Board of Directors has a duty of stewardship and will regularly assess and monitor the performance of management.

For immediate release	Page 2 of 5
•
The Board of Directors has adopted a revised mandate for the Audit Committee, which will be effective immediately following Quebecor World's next annual meeting of shareholders. The Audit Committee will be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board. Each member of this committee will be financially literate and at least one member will be a financial expert. The members of the Audit Committee will not receive any compensation from Quebecor World other than compensation as directors and committee members. The Audit Committee will assist the Board of Directors of Quebecor World in overseeing the Company's financial controls and reporting. The committee will also monitor whether Quebecor World is in compliance with its financial covenants and legal and regulatory requirements governing financial disclosure matters and will review on a regular basis and monitor Quebecor World's risk assessment and management policies, including hedging policies through the use of financial derivative transactions. The Audit Committee will approve the appointment and termination (both subject to shareholder approval) of the external auditors of the Company and will monitor their qualifications, performance and independence. It will also approve all audit and permitted non-audit services to be provided by such external auditors. Because of the demanding role and responsibilities of the Audit Committee, the Nominating and Corporate Governance Committee (described below) will review any invitation to members of the Audit Committee to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including Quebecor World, the Board of Directors will determine whether such simultaneous service impairs the ability of such member to effectively serve on Quebecor World's Audit Committee.

•
The Board of Directors approved the creation of a new committee of the Board of Directors, namely the Nominating and Corporate Governance Committee. The Board of Directors also adopted a formal mandate for this committee, which mandate will be effective immediately following Quebecor World's next annual meeting of shareholders. The Nominating and Corporate Governance Committee will be composed of a minimum of three and a maximum of five non-management directors, a majority of whom will qualify as unrelated and independent directors, as determined by the Board. This committee will be responsible for assisting the Board in developing the Company's approach to corporate governance issues, proposing new board nominees and assessing the effectiveness of the Board, its committees, their respective chairs and individual directors.

•
The Compensation Committee of the Board of Directors has been renamed the "Human Resources and Compensation Committee" and a revised mandate was adopted for this committee by the Board of Directors, which will be effective immediately following Quebecor World's next annual meeting of shareholders. The Human Resources and Compensation Committee will be comprised of a minimum of three and a maximum of five members, each of whom will qualify as an unrelated and independent director, as determined by the Board. This

For immediate release	Page 3 of 5

  committee's responsibility will be to assist the Board of Directors in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning. These responsibilities include senior management succession planning, the hiring and assessment of senior management and fixing the compensation of Quebecor World's directors and senior management.

•
The Board of Directors has adopted a revised mandate for its Pension Committee. The Pension Committee will be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom will qualify as unrelated and independent directors, as determined by the Board. The Pension Committee will assist the Board of Directors in discharging its responsibilities with respect to Quebecor World's pension plans. These responsibilities include approving and monitoring the funding policies for Quebecor World's pension plans as well as the investment policy and investment objectives and guidelines for these pension plans. The new mandate of the Pension Committee will be effective immediately following Quebecor World's next annual meeting of shareholders.

•
Effective immediately following Quebecor World's next annual meeting of shareholders, the current Executive Committee will be replaced by a new Executive Committee of the Board, for which a new mandate has also been adopted. The new Executive Committee of the Board will be comprised of a minimum of three and a maximum of seven non-management directors, a majority of whom will qualify as unrelated and independent directors, as determined by the Board of Directors. The Executive Committee will deal with such matters, subject to legal limitations, as cannot be effectively dealt with by the Board of Directors in a timely fashion.

•
A formal mandate for the non-executive Chairman of the Board of Quebecor World has been adopted by the Board of Directors, effective immediately following Quebecor World's next annual meeting of shareholders. In accordance with such mandate, the Board of Directors must be chaired by an outside director responsible for the management, development and effective performance of the Board of Directors. The Chairman of the Board will be responsible for taking all reasonable measures to ensure that the Board of Directors fully executes its mandate and that directors clearly understand and respect the boundaries between Board and management responsibilities. The performance of the Chairman of the Board will be assessed annually by the Nominating and Corporate Governance Committee, which will report to the Board of Directors.

•
The Board of Directors of Quebecor World has also adopted a formal mandate for the Chief Executive Officer of the Company, which will be effective immediately following the annual meeting of shareholders. In accordance with his mandate, the Chief Executive Officer is responsible for the management of Quebecor World's strategic and operational agenda and for the execution of the Board's decisions. Because of the Chief Executive Officer's demanding role and responsibilities, the Nominating and Corporate Governance Committee of the

For immediate release	Page 4 of 5

  Board will review any invitation to the Chief Executive Officer to join an outside board of directors in order to ensure that such directorship will not impair the Chief Executive Officer's ability to fulfill the responsibilities incumbent upon his position. In addition, the Human Resources and Compensation Committee of the Board will review and annually recommend to the Board of Directors the objectives which the Chief Executive Officer is responsible for meeting, assess the Chief Executive Officer in light of these objectives and recommend to the Board of Directors what compensation he should receive.

•
Effective February 3, 2003, the Board of Directors of Quebecor World has approved a policy that prohibits both the extending of any new personal loans to its directors or executive officers as well as the renewal of, or material modification to, any existing personal loans to such persons.

•
The Board of Directors of Quebecor World has adopted a policy that provides that none of the following non-audit services may be provided to Quebecor World by its external auditors:

i)
bookkeeping or other services related to the accounting records or financial statements of Quebecor World or its subsidiaries,

ii)
financial information systems design and implementation,

iii)
appraisal or valuation services, fairness opinions, or contribution-in-kind reports,

iv)
actuarial services,

v)
internal audit outsourcing services,

vi)
management functions or human resources services,

vii)
broker or dealer, investment adviser, or investment banking services,

viii)
legal services;

ix)
expert services unrelated to the audit, or

x)
any other service that the Board of Directors determines by resolution not to be permissible.

•
The Board of Directors also adopted a policy that, subject to approval of the Nominating and Corporate Governance Committee, permits individual members of the Board of Directors to seek legal or expert advice from a source independent from management at Quebecor World's expense and that, subject to advising the Chairman of the Board, allows the Audit Committee, the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee to likewise hire outside expertise.

For immediate release	Page 5 of 5

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: February 14, 2003

QuickLinks

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD ADOPTS NEW CORPORATE GOVERNANCE PRACTICES
SIGNATURES